

January 6, 2017

Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14th floor - Suite 142
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **CPFL Energia S.A.**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Form 6-K filed August 12, 2016**
> **Response Dated December 9, 2016**
> **File No. 001-32297**

Dear Mr. Estrella:

We have reviewed your December 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2016 letter.

Form 6-K filed August 12, 2016

1. We have reviewed your response to comment 3 and have the following comments:

- It appears from your response that going forward you intend to present the non-GAAP measures Adjusted EBIT and EBITDA, Adjusted Net Income and Adjusted PMSO that reflect your proportional stake in each generation project and disregard non-recurring effects. If there are proportional non-GAAP measures in addition to the ones listed above that you have not agreed to remove from future filings, please advise. Confirm, if true, that you are no longer planning to present the full non-GAAP income statements similar to those provided on pages 60, 63, 65, and 67.

- We note your statement that you present proportionally adjusted metrics for purposes of tracking your compliance with the covenants in your credit facilities. Please clearly define for us each quantitatively derived covenant included in your debt agreements and specify the inputs used for each debt covenant ratio. Explain how Adjusted EBIT, EBITDA, Adjusted EBITDA, Adjusted Net Income and/or Adjusted PMSO are used in these debt covenants. It appears that the "EBITDA Proforma" figure presented on page 25 and used to calculate your Net Debt/EBITDA ratio is calculated differently than EBITDA or Adjusted EBITDA as presented on page 17. Please explain this matter to us in more detail.

- Please ensure that your non-GAAP disclosures in each future filing fully comply with Regulation G by providing quantitative reconciliations between all GAAP and non-GAAP figures.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products